Ms. Melissa Rocha

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:

File No. 1-07233

Standex International Corporation

Form 10-K for fiscal year ended June 30, 2016, filed August 25, 2016

Definitive Proxy Statement on Schedule 14A filed August 29, 2016

Dear Ms. Rocha:

We have received your communication dated November 10, 2016, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form 10-K for the year ended June 30, 2016, and our definitive proxy statement on schedule 14A filed on August 29, 2016.  For your ease of review, questions raised have been repeated below immediately followed by the Company’s responses.

Form 10-K -- June 30, 2016

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies – Realization of Goodwill

1.

We refer to your disclosure that “certain reporting units have been significantly impacted by the current global economic downturn and if the effects of the current global economic environment are protracted or the recovery is slower than we have projected, estimates of future cash flows for each reporting unit may be insufficient to support the carrying value of the reporting units, requiring the Company to re-assess its conclusions related to fair value and the recoverability of goodwill.”  Please tell us whether any of the impacted reporting units had a fair value that was not substantially in excess of its carrying value.  To the extent that any of your reporting units have estimated fair values that were not substantially in excess of its carry values, and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact your operating results, we remind you to provide the following disclosures for each of these reporting units:

•

The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

•

The amount of goodwill allocated to the reporting unit;

•

A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible; and

•

A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 501.14 of the SEC’s Codification of Financial Reporting for guidance.

Response

At May 31, 2016, the date of our goodwill testing, the estimated fair value of all of our reporting units substantially exceeded each unit’s carrying value.  The reporting unit with the carrying value closest to fair value (Engineering Technologies) had a fair value that was 36% above that unit’s carrying value.  We would highlight that the Company has disclosed the sensitivity of our most critical assumption (discount rate), in particular the fact that a 200 basis point change in the discount rate selected would not have impacted the test results.  Additionally, the Company could either reduce the terminal growth rate from 2.5% to 0% or reduce the terminal year operating income by 30% and the reporting unit’s fair value would still exceed its carrying value.

In future filings, we will disclose if the estimated fair value of each of our operating units substantially exceeds its carrying value.  As such, a pro-forma future disclosure would read as follows:

“We completed our annual impairment testing as of May 31, 2017 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary. As a result of our annual assessment, the company determined that the fair value of each of its reporting units substantially exceeded each unit’s respective carrying value, therefore, no impairment charges were recorded in connection with our testing and assessment.”

To the extent that the estimated fair value does not substantially exceed carrying value in future periods, we will provide full disclosure in accordance with Item 303 of Regulation S-K and Section 501.14 of the SEC’s Codification of Financial Reporting Policies and the staff’s bullet points noted above.

Item 8.  Financial Statements and Supplementary Data

Note 18. Industry Segment Information

1.

We refer to your table of capital expenditures by industry segment.  We note your table excludes capital expenditures from accounts payable.  Please explain to us why the totals do not reconcile with the expenditures for capital assets on your statements of cash flows for each period presented.

Response

Our policy in footnote 18 is to disclose all capital expenditures incurred which have increased fixed assets during the period, regardless of whether or not those expenditures have been paid for by the Company and remain in accounts payable at period end.  Our statement of cash flows discloses only the amount of capital expenditures actually settled in cash during the period.  We acknowledge that the difference between the two figures can cause confusion and in the past we attempted to reduce this confusion by placing parenthetical reference (2) into the segment footnote.  In the future, we will enhance the parenthetical reference to disclose the amount of capital expenditures in accounts payable at period end and more clearly note that the capital expenditures footnote includes amounts that are in accounts payable at period end.  The change in accounts payable between periods will account for the difference between the footnote and the statement of cash flows.  At June 30, 2016, our proposed disclosure in this matter would have read as follows:

(2) Includes capital expenditures in accounts payable of $2.1 million, $0.9 million, and $1.4 million at June 30, 2016, 2015, and 2014 respectively.

Definitive Proxy Statement on Schedule 14A filed August 29, 2016

Executive Compensation, page 8

2016 Grants of Plan-Based Awards, page 25

2.

In future filings, please disclose the estimated payouts under your annual incentive bonus plan when the threshold is achieved.  This comment applies to both the non-equity and equity components of the award.  See Items 402(d)(2)(iii) and (iv) of Regulation S-K.

Response

In future filings, we will ensure that disclosure is clear with respect to estimated payouts under both the equity and non-equity components of our annual incentive bonus plan when the threshold is achieved.

The Company understands that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We hope that we have addressed the points sufficiently in detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

Date: November 28, 2016

/s/ THOMAS D. DEBYLE

Thomas D. DeByle

Vice President/Chief Financial Officer

(Principal Financial & Accounting Officer)

TDD/dr